TASEKO REPORTS SECOND QUARTER 2015 RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

August 12, 2015, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the three and six months ended June 30, 2015.

Second Quarter Highlights

  Second quarter 2015 earnings from mining operations before depletion and amortization* increased to $26.3 million and adjusted EBITDA increased to $23.4 million, from $2.3 million and $11.2 million in the first quarter 2015, respectively.

  Cash flows from operations were $35.2 million in the second quarter 2015 compared to ($3.3) million in the first quarter. This included a tax refund of $7.5 million, which was received in the second quarter.

  Cash and equivalents at June 30, 2015 were $74.9 million, up from $58.3 million at March 31, 2015.

  Site operating costs, net of by-product credits* for the second quarter declined to US$1.54 per pound and total operating costs (C1)* declined to US$1.97 per pound.

  Revenues for the second quarter 2015 were $103.3 million, up from $61.8 million in the first quarter.

  The Gibraltar Mine produced 39.8 million pounds of copper and 474 thousand pounds of molybdenum in the second quarter, a 40% and 18% increase, respectively, over first quarter 2015.

  Total sales for the quarter were 42.2 million pounds of copper and 391 thousand pounds of molybdenum.

  In July, the Company acquired additional copper put options for 15 million pounds for the fourth quarter of 2015 at a strike price of US$2.40 per pound.

Russell Hallbauer, President and CEO of Taseko, commented, “Concentrator throughput, head grade and recoveries all trended higher through the second quarter, with a corresponding decrease in site operating costs. We targeted site operating costs of roughly US$1.50 -US$1.60 per pound by the end of 2015; however, through the efforts of our operations and maintenance teams, we have already achieved that level in May and June. This past quarter is a good indication of how we expect Gibraltar to perform on an on-going basis. Steady production has continued into the third quarter with approximately 14.5 million pounds of copper production in July. Due to planned mill maintenance in the third quarter, throughput will be slightly reduced from the previous quarter, although we still expect to average design rates for the quarter.”

*Non-GAAP performance measure. See end of news release.

Mr. Hallbauer continued, “The improved financial results in the second quarter were a result of increased copper production and decreased operating costs per pound. The $35 million of cash flow from operations demonstrates the ability of Gibraltar to generate significant returns, even in times of weaker copper pricing. We remain focussed on the things we can control and it is imperative that we continuously look to improve our cornerstone operation to ensure it will generate positive cash flow at all points of the copper price cycle.”

The table below details monthly production statistics for the second quarter:

	Q1 Total	Apr-15	May-15	Jun-15	Q2 Total
Tons Milled (000s tons)	7,760	2,575	2,765	2,700	8,040
Tons Per Day	86,100	85,800	89,200	89,900	88,300
Strip Ratio	2.4	2.3	2.5	2.5	2.5
Grade	0.23%	0.26%	0.29%	0.30%	0.28%
Recovery	81.4%	82.7%	85.9%	87.9%	85.6%
Cu Production (000s lbs)	28,400	11,100	14,100	14,600	39,800
Cost Per Tonne Milled (C$)	$9.66	$10.72	$9.63	$9.37	$9.89
Site Operating Costs Net of	$2.00	$1.87	$1.46	$1.40	$1.54
By-Product Credits (US$/lb)
Note: Numbers may not add up exactly due to rounding.

“We have also recently purchased 15 million pounds of copper put options for the fourth quarter with a strike price of US$2.40 per pound. These are in addition to the five million pounds per month that we have in place for the third quarter at a strike price of US$2.50 per pound. At today’s copper price, the options effectively reduce our operating costs by a further seven cents per pound in the third quarter,” concluded Mr. Hallbauer.

HIGHLIGHTS

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2015	2014	Change	2015	2014	Change
Revenues	103,251	107,307	(4,056)	165,086	212,303	(47,217)
Earnings (loss) from mining operations before
depletion and amortization*	26,267	26,665	(398)	28,596	46,104	(17,508)
Earnings (loss) from mining operations	14,010	13,334	676	6,031	22,121	(16,090)
Net earnings (loss)	4,017	2,628	1,389	(21,189)	(6,520)	(14,669)
Per share - basic (“EPS”)	0.02	0.01	0.01	(0.10)	(0.03)	(0.07)
Adjusted net earnings (loss)*	1,601	(2,172)	3,773	(833)	(4,881)	4,048
Per share - basic (“adjusted EPS”) *	0.01	(0.01)	0.02	-	(0.03)	0.03
EBITDA *	25,959	23,336	2,623	13,963	32,194	(18,231)
Adjusted EBITDA *	23,402	19,217	4,185	34,626	33,811	815
Cash flows provided by (used for) operations	35,212	13,551	21,661	32,482	36,852	(4,370)
Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2015	2014	Change	2015	2014	Change
Tons mined (millions)	24.0	30.3	(6.3)	45.0	56.1	(11.1)
Tons milled (millions)	8.0	7.7	0.3	15.8	14.8	1.0
Production (million pounds Cu)	39.8	38.5	1.3	68.2	73.0	(4.8)
Sales (million pounds Cu)	42.2	38.7	3.5	67.7	78.7	(11.0)

  Second quarter earnings from mining operations before depletion and amortization* were $26.3 million, a significant improvement over the previous two quarters due to increased copper production and lower operating costs;

  The Company generated cash flow from operations of $35.2 million during the second quarter, and had a cash balance of $74.9 million at June 30, 2015;

  The Company has in place copper put options for 30 million pounds over the third and fourth quarters of 2015 at a strike price of US$2.50 and US$2.40 per pound, respectively;

  Total operating costs (C1)* were US$1.97 per pound produced, significantly lower than the previous three quarters and 7% lower than the second quarter of 2014 due to cost reductions and increased copper production;

  Site operating costs, net of by-product credits* were US$1.54 per pound produced, which is a 23% improvement on the first quarter of 2015 and a 13% improvement on the second quarter of 2014;

  Site operating cost per ton milled* was CAD$9.89 in the second quarter of 2015, comparable to the first quarter of 2015 and down 15% from $11.42 in the second quarter of 2014;

  Copper production at Gibraltar was 39.8 million pounds (100% basis), a 40% increase over the first quarter of 2015 primarily as a result of increased throughput and improved head grade and recoveries;

  Concentrator throughput for the quarter averaged 88,000 tons per day, which is 3,000 tons per day above design capacity; and

  In May 2015, an updated mine plan and reserve for Gibraltar was announced. The new plan results in a lower life of mine strip ratio and reduced unit operating costs.

*Non-GAAP performance measure. See page 20 of this MD&A

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014
Tons mined (millions)	24.0	21.0	25.1	32.5	30.2
Tons milled (millions)	8.0	7.8	7.6	7.8	7.7
Strip ratio	2.5	2.4	3.1	3.0	3.1
Site operating cost per ton milled (CAD) *	$9.89	$9.66	$10.13	$12.10	$11.42
Copper concentrate
Grade (%)	0.285	0.225	0.222	0.267	0.285
Recovery (%)	85.6	81.4	81.3	83.3	85.3
Production (million pounds Cu)	39.2	28.4	27.7	34.5	37.6
Sales (million pounds Cu)	41.8	25.4	26.0	37.1	38.1
Inventory (million pounds Cu)	3.6	6.2	3.2	1.4	3.9
Copper cathode
Production (million pounds)	0.6	-	0.4	0.9	0.9
Sales (million pounds)	0.4	-	0.5	1.0	0.6
Molybdenum concentrate
Grade (%)	0.009	0.006	0.008	0.011	0.011
Recovery (%)	33.7	40.0	38.8	38.0	41.4
Production (thousand pounds Mo)	474	404	445	654	667
Sales (thousand pounds Mo)	391	379	481	708	731
Per unit data (US$ per pound) *
Site operating costs*	$1.63	$2.12	$2.43	$2.60	$2.11
By-product credits *	(0.09)	(0.12)	(0.11)	(0.25)	(0.35)
Site operating costs, net of by-product credits *	$1.54	$2.00	$2.32	$2.35	$1.76
Off-property costs	0.43	0.39	0.45	0.40	0.36
Total operating costs (C1) *	$1.97	$2.39	$2.77	$2.75	$2.12

*Non-GAAP performance measure. See page 20 of this MD&A

OPERATIONS ANALYSIS

During the second quarter of 2015, Gibraltar milled on average 88,000 tons per day, 3,000 tons per day over the design capacity of 85,000 tons per day. Gibraltar mined 24.0 million tons of material which reflects the strip ratio of the new mine plan released in May 2015.

Average head grade for the second quarter of 2015 was 0.285% compared to 0.225% in the first quarter of 2015. Head grades are expected to fluctuate between 0.25% and 0.28% for the remainder of 2015. Copper in concentrate production in the second quarter of 2015 was 39.2 million pounds, an increase of 38% from copper production in the first quarter of 2015 of 28.4 million pounds. Molybdenum production during the second quarter of 2015 was 0.5 million pounds, an increase of 25% over the first quarter of 2015.

OPERATIONS ANALYSIS - CONTINUED

Gibraltar’s SX/EW plant was restarted for the 2015 season and produced 0.6 million pounds of copper in the second quarter of 2015.

In the second quarter of 2015, site operating costs, net of by-product credits per pound of copper produced was US$1.54, compared to US$2.00 during the first quarter of 2015 primarily due to increased copper production as a result of increased head grade and recoveries. Site operating cost per ton milled was $9.89 which is comparable to the first quarter of 2015 and 14% lower than the second quarter of 2014.

Off-property costs, including transportation, treatment and refining charges, for the second quarter of 2015 were US$0.43 per pound produced, compared to US$0.39 per pound produced in the first quarter of 2015. Off-property costs are driven by sales volumes, and therefore off-property cost per pound produced fluctuates based on differences between production and sales volumes. Off-property costs are continuing to benefit from low ocean freight costs. Treatment and refining costs are also declining which should provide further cost reductions in the future.

The total operating costs, including off-property costs, for the second quarter of 2015 were US$1.97 per pound produced, compared to US$2.39 per pound in the first quarter of 2015.

During the first six months of 2015, Gibraltar spent $1.2 million on capital expenditures, and incurred capitalized stripping of $6.0 million.

GIBRALTAR OUTLOOK

For the balance of 2015, copper grades are forecasted to fluctuate between 0.25% and 0.28% . Based on forecasted grades and subsequent improved recoveries, the Gibraltar Mine is expected to produce 130-140 million pounds of copper in 2015 (100% basis).

A number of cost control initiatives were completed during the first half of 2015 including mine plan modifications to reduce waste stripping requirements and a workforce reduction. Mine operating costs have also benefited from continued declines in the price of diesel, which has fallen 10% since the beginning of this year, and 41% over the last twelve months. As a result of these factors, Gibraltar’s site operating cost per ton milled* has fallen to CAD$9.92 in the second quarter of 2015, a 15% reduction from the second quarter of 2014. This unit cost is expected to be sustainable going forward.

The Canadian dollar exchange rate has fallen approximately 17.5% relative to the US dollar since the beginning of 2014, and has continued to decline since the end of the second quarter. The weakening Canadian dollar is contributing to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars. Gibraltar’s total operating costs (C1)* were $US 1.97 per pound produced for the second quarter of 2015, based on the average Canadian/US dollar exchange rate of 1.23 for the period. Assuming an exchange rate of 1.30, Gibraltar’s total operating costs (C1)* would have been approximately $US 1.90 per pound for the second quarter of 2015.

Gibraltar’s total operating costs (C1)* per pound in the second quarter include a by-product credit of $US 0.06/lb related to molybdenum revenues, which was offset by molybdenum off-property costs of $US 0.03/lb and site operating costs of $US 0.02/lb in the period. At current market prices there is no operating margin from molybdenum production at Gibraltar and, as a result, the molybdenum circuit has been temporarily idled. It will remain on care and maintenance until market conditions improve and a restart is warranted.

Capital expenditures at Gibraltar are expected to be between $8.0 million and $10.0 million for 2015, excluding capitalized stripping. Project development costs associated with the Florence copper and Aley niobium projects are being capitalized and make up the balance of the spending under Property, Plant and Equipment on the Statement of Cash Flows.

*Non-GAAP performance measure. See page 20 on this MD&A
REVIEW OF PROJECTS

Florence Copper Project

The Florence Copper Project is currently in the final stages of permitting for the Phase 1 Production Test Facility ("PTF"). The Company is working with Arizona Department of Environmental Quality (“ADEQ”) in connection with the Temporary Aquifer Protection Permit (“APP”), and with the U.S. Environmental Protection Agency (EPA) in connection with the Underground Injection Control (UIC) permit. These are the final two remaining permits required for construction and operation of the PTF.

Aley Project

On September 19, 2014 the BC Environmental Assessment Office (EAO) issued a Section 10 Order under the BC Environmental Assessment Act, initiating the BC environmental assessment process for the Aley Niobium Project. On December 31, 2014 EAO issued a Section 11 Order establishing the scope, procedures and methods concerning the environmental assessment for the project.

New Prosperity Project

On January 14, 2015 the British Columbia Minister of Environment granted the Company a five-year extension to the Environmental Assessment Certificate.

The Company will host a telephone conference call and live webcast on Thursday, August 13 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally. The conference call will be archived for later playback until August 20, 2015 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 71746324.

For further information contact: Brian Bergot, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs & Site operating costs, net of by-product credits
Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Site operating costs is calculated by removing net changes in inventory, depletion and amortization and off-property costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of byproduct credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. Byproduct credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

Adjusted net earnings

	Three Months ended		Six Months ended
	June 30,		June 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2015	2014	2015	2014
Cost of sales	89,241	93,973	159,055	190,182
Less Depletion and amortization	(12,257)	(13,331)	(22,565)	(23,983)
Net change in inventory	(1,653)	(3,113)	5,408	(11,735)
Less offsite costs:
Treatment and refining costs	(10,497)	(7,287)	(17,267)	(14,989)
Transportation costs	(5,239)	(4,012)	(8,856)	(10,524)
Site operating costs	59,595	66,230	115,775	128,951
Less by-product credits:
Molybdenum	(2,212)	(10,084)	(4,810)	(15,174)
Silver	(1,035)	(1,047)	(1,739)	(2,059)
Site operating costs, net of by-product credits	56,348	55,099	109,226	111,718
Total copper produced (thousand pounds)	29,857	28,858	51,130	54,764
Total costs per pound produced	1.89	1.90	2.14	2.03
Average exchange rate for the period (CAD/USD)	1.23	1.09	1.24	1.10
Site operating costs, net of by-product credits (US$ per
pound)	1.54	1.76	1.73	1.86
Site operating costs, net of by-product credits	56,348	55,099	109,226	111,718
Add off property costs:
Treatment and refining costs	10,497	7,287	17,267	14,989
Transportation costs	5,239	4,012	8,856	10,524
Total operating costs	72,084	66,398	135,349	137,231
Total operating costs (US$ per pound)	1.97	2.12	2.14	2.28
Adjusted net earnings remove the effect of the following transactions from net earnings as reported under IFRS:
  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Unrealized foreign currency gains/losses; and

  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands, except per share amounts)	2015	2014	2015	2014
Net earnings (loss)	4,017	2,628	(21,189)	(6,520)
Unrealized loss (gain) on derivatives	490	2,660	2,241	(84)
Unrealized foreign exchange (gain) loss	(3,047)	(7,198)	18,422	1,282
Write down of marketable securities	-	419	-	419
Estimated tax effect of adjustments	141	(681)	(307)	22
Adjusted net earnings (loss)	1,601	(2,172)	(833)	(4,881)
Adjusted EPS	0.01	(0.01)	(0.00)	(0.03)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Unrealized foreign exchange (gain) loss; and
  Non-recurring transactions.

While some of the adjustments are recurring, gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands, except per share amounts)	2015	2014	2015	2014
Net earnings (loss)	4,017	2,628	(21,189)	(6,520)
Add:
Depletion and Amortization	12,277	13,380	22,611	24,115
Amortization of stock based compensation	1,144	478	1,350	2,561
Interest expense	6,247	6,535	12,609	13,182
Interest income	(167)	(942)	(824)	(2,064)
Income tax expense (recovery)	2,441	1,257	(594)	920
EBITDA	25,959	23,336	13,963	32,194
Adjustments:
Unrealized (gain)/loss on derivative instruments	490	2,660	2,241	(84)
Write-down of marketable securities	-	419	-	419
Unrealized foreign exchange (gain) loss	(3,047)	(7,198)	18,422	1,282
Adjusted EBITDA	23,402	19,217	34,626	33,811

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2015	2014	2015	2014
Earnings from mining operations	14,010	13,334	6,031	22,121
Add:
Depletion and amortization	12,257	13,331	22,565	23,983
Earnings from mining operations before depletion
and amortization	26,267	26,665	28,596	46,104

Site operating costs per ton milled

	Three months ended		Six months ended
	June 30,		June 30,
((Cdn$ in thousands, except per share amounts)	2015	2014	2015	2014
Direct mining and processing costs (included in cost of sales)	59,595	66,230	115,775	128,951

Tons milled (thousands) (75% basis)	6,028	5,800	11,841	11,066
Site operating costs per ton milled	$9.89	$11.42	$9.78	$11.65

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.